Exhibit 99.2

form 51-102f3

material change report

Item 1	Name and Address of Company

Electrovaya Inc. (the “Company”)

6688 Kitimat Road

Mississauga, Ontario

L5N 1P8

Item 2	Date of Material Change

July 14, 2026

Item 3	News Release

The Company issued a news release on July 15, 2026, announcing the material change, which was disseminated through the facilities of Globe Newswire and subsequently filed on SEDAR+ and EDGAR.

Item 4	Summary of Material Change

On July 14, 2026, the Company entered into a transaction agreement (the “Transaction Agreement”) with Amazon.com Inc. (the “Parent”) and issued warrants (“Warrants”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”), a wholly-owned subsidiary of the Parent, exercisable to purchase up to 13,880,345 common shares in the capital of the Company (“Warrant Shares”) at a price of US$8.56 per Warrant Share for a period of ten years from the issuance date. The Company issued the Warrants in connection with its continued commercial relationship with the Parent.

Item 5	Full Description of Material Change

The Company has issued Warrants to purchase up to 13,880,345 Warrant Shares to the Warrantholder, exercisable at a price of US$8.56 per Warrant Share for a period of ten years from the issuance date. 5,545,880 Warrants vested immediately upon execution of the commercial agreement, with the remainder of the Warrants vesting in tranches upon meeting performance conditions of incremental purchases under the commercial arrangement, up to cumulative purchases of US$280 million. The Warrants may be subject to earlier vesting in their entirety in certain circumstances, including the consummation of specified transactions. So long as the Warrants are unexercised, the Warrants do not entitle the Warrantholder to any voting rights or any other shareholder rights.

The Transaction Agreement contains provisions for the ownership of the Warrants and Warrant Shares, including customary registration rights with respect to the Warrant, representations and warranties and covenants of the Company and the Parent, and certain restrictions on the Warrantholder’s ability to transfer the Warrant.

The certificate representing the Warrants contains, among other provisions, anti-dilution provisions, subject in certain cases to approval by the Toronto Stock Exchange (“TSX”) and in certain circumstances, the Company’s shareholders.

Each of Raj Das Gupta, the Company’s Chief Executive Officer, John Gibson, the Company’s Chief Financial Officer, and Sankar Das Gupta, the Company’s executive chairman, have entered into support agreements with the Parent to vote in favour of any shareholder resolution proposed at any meeting of shareholders for the purpose approving any provision of the Warrants or Transaction Agreement as may be required under TSX rules.

The information with respect to and the description of the Transaction Agreement and the Warrants included herein is not complete and readers should refer to the complete Transaction Agreement and Warrant certificate filed on the Company’s profile on SEDAR+ and EDGAR for the terms thereof.

The issuance of the Warrants and the Warrant Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or under any state securities law. The Company believes that the issuance of the Warrants and the underlying Warrant Shares is exempt from registration under Section 4(a)(2) of the Securities Act, and customary legends will be affixed to the Warrants and the Warrant Shares.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Raj Das Gupta

Chief Executive Officer

Tel.: 905-855-4627

Item 9	Date of Report

July 15, 2026